Exhibit 99.1

Vipshop Reports Unaudited First Quarter 2015 Financial Results

1Q15 Total Net Revenue Up 100.0% YoY to RMB8.6 Billion (US$1.4 Billion)

1Q15 Gross Profit Up 99.6% YoY to RMB2.1 Billion (US$345.4 Million)

Conference Call to be Held at 8:00 AM U.S. Eastern Time on May 14, 2015

Guangzhou, China, May 13, 2015 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights

•                    Total net revenue increased by 100.0% year over year to RMB8.6 billion (US$1.4 billion) from RMB4.3 billion in the prior year period, primarily attributable to a 75.0% year-over-year increase in the number of active customers1 to 12.9 million and a 90.0% year-over-year increase in total orders2 to 38.5 million.

•                    Gross profit increased by 99.6% to RMB2.1 billion (US$345.4 million) from RMB1.1 billion in the prior year period.

•                    Income from operations increased by 112.9% to RMB395.0 million (US$63.7 million) from RMB185.5 million in the prior year period. Operating margin increased to 4.6% from 4.3% in the prior year period.

•                    Non-GAAP income from operations3 increased by 96.9% to RMB517.3 million (US$83.5 million) from RMB262.7 million in the prior year period.

•                    Net income attributable to Vipshop’s shareholders increased by 125.3% to RMB367.5 million (US$59.3 million) from RMB163.2 million in the prior year period. Net income margin attributable to Vipshop’s shareholders increased to 4.3% from 3.8% in the prior year period.

•                    Non-GAAP net income attributable to Vipshop’s shareholders4 increased by 106.0% to RMB477.1 million (US$77.0 million) from RMB231.5 million in the prior year period. Non-GAAP net income margin attributable to Vipshop’s shareholders5 increased to 5.5% from 5.4% in the prior year period.

Mr. Eric Shen, chairman and chief executive officer of Vipshop, stated, “We are very pleased with our robust first quarter 2015 financial and operational results, which were largely driven by our improved brand recognition among customers, smooth execution of our mobile initiatives, continued operational

1 Beginning in the first quarter of 2015, the Company has updated its definition of “active customers” from “registered members who have purchased products from the Company at least once during the relevant period” to “registered members who have purchased from the Company or the Company’s online marketplace platforms at least once during the relevant period.” The active customer figures in 2014 and 2015 include active Lefeng customers after the Lefeng acquisition was completed in February 2014.

2 Beginning in the first quarter of 2015, the Company has updated its definition of “total orders” from “the total number of orders placed during the relevant period” to “the total number of orders placed during the relevant period, including the orders for products and services sold in the Company’s online sales business and on the Company’s online marketplace platforms, net of orders returned.” The total order figures in 2014 and 2015 include orders attributable to Lefeng after the Lefeng acquisition was completed in February 2014.

3 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from a business acquisition.

4 Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding share-based compensation expenses and amortization of intangible assets resulting from a business acquisition and equity method investments.

5 Non-GAAP net income margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as Non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues.

improvements as well as further enhanced shopping experience, as evidenced by the significant year-over-year growth in total repeat customers6. Specifically, the mobile contribution of our platform as a percentage of gross merchandise volume climbed to approximately 72% in the first quarter, which is more than double the average figure across the broader Chinese online shopping industry7. Going forward, we will continue to scale our business with a greater focus on further enhancing the shopping experience for customers across multiple devices, attracting new customers and expanding our product offering.”

Mr. Donghao Yang, chief financial officer of Vipshop, commented, “We are very proud of our first quarter 2015 financial results, which saw our revenue grow by 100% year over year and the expansion of our operating and net margins. Additionally, our warehouse capacity, both leased and built, reached approximately 1.1 million square meters as of March 31, 2015, up from approximately 350,000 square meters a year ago. Looking ahead, we are confident that by emphasizing operating discipline, strategically investing in fulfillment and technology, and continuing to offer great shopping experiences to our growing customer base, we will be able to capitalize on the growth opportunities ahead and continue to deliver sustainable value for our shareholders.”

First Quarter 2015 Financial Results

REVENUE

Total net revenue for the first quarter of 2015 increased by 100.0% to RMB8.6 billion (US$1.4 billion) from RMB4.3 billion in the prior year period, primarily driven by the growth in the number of total active customers, repeat customers, total orders, as well as the increasing revenue contribution from the mobile platform.

The number of active customers for the first quarter of 2015 increased by 75.0% to 12.9 million from 7.4 million in the prior year period. The number of total orders for the first quarter of 2015 increased by 90.0% to 38.5 million from 20.2 million in the prior year period. This increase was primarily attributable to increased brand recognition among customers, the Company’s further improved ability to retain existing customers, as well as its continued efforts in optimizing and diversifying brand and product selection available on both PC and mobile platforms.

Beginning in the first quarter of 2015, the Company has broadened the way it defines active customers, total orders and repeat customers to include the buying activity over its online marketplace platforms. These changes to the definitions are intended to reflect Vipshop’s business expansion in its marketplace platforms.

GROSS PROFIT

Gross profit for the first quarter of 2015 increased by 99.6% to RMB2.1 billion (US$345.4 million) from RMB1.1 billion in the prior year period, primarily attributable to the increased bargaining power with its suppliers due to the expanding scale of the business, as well as the growth of its marketplace platforms.

6 Beginning in the first quarter of 2015, the Company has updated its definition of “repeat customers” from “for a given period, any customer who (i) is an active customer during such period, and (ii) had purchased products from the Company at least twice during the period from the Company’s inception on August 22, 2008 to the end of such period” to “for a given period, any customer who (i) is an active customer during such period, and (ii) had purchased products from the Company or its online marketplace platforms at least twice during the period from our inception on August 22, 2008 to the end of such period”.

7 According to the reported data on iResearch Views dated March 11, 2015, mobile shopping took up 33.0% of China’s online shopping market in 2014, as measured by gross merchandise volume (GMV).

Gross margin remained stable at 24.9% in the first quarter of 2015, as compared with the prior year period.

OPERATING INCOME AND EXPENSES

Total operating expenses for the first quarter of 2015 were RMB1.8 billion (US$284.2 million), as compared with the RMB904.5 million in the prior year period. As a percentage of total net revenue, total operating expenses decreased to 20.5% from 21.0% in the prior year period.

•                  Fulfillment expenses for the first quarter of 2015 were RMB806.0 million (US$130.0 million), as compared with RMB457.6 million in the prior year period, primarily reflecting the increase in sales volume, average ticket size and number of orders fulfilled. As a percentage of total net revenue, fulfillment expenses decreased to 9.4% from 10.6% in the prior year period, primarily reflecting the scale effect associated with the rapid growth in total net revenue.

•                    Marketing expenses for the first quarter of 2015 were RMB402.6 million (US$65.0 million), as compared with RMB184.4 million in the prior year period. As a percentage of total net revenue, marketing expenses were 4.7%, as compared with 4.3% in the prior year period, reflecting the Company’s strategy to drive long-term growth through increasing investments in strengthening its brand awareness, attracting new users, and expanding market share especially within product categories such as cosmetics, home goods, and baby and child care products.

•                    Technology and content expenses for the first quarter of 2015 were RMB256.1 million (US$41.3 million), as compared with RMB114.5 million in the prior year period. As a percentage of total net revenue, technology and content expenses were 3.0%, as compared with 2.7% in the prior year period, primarily reflecting the Company’s continued effort to expand headcount to better support future growth, as well as its investments in data analytics, which can help improve the ability to predict consumer behavior and further enhance user experience.

•                    General and administrative expenses for the first quarter of 2015 were RMB296.7 million (US$47.9 million), as compared with RMB148.1 million in the prior year period. As a percentage of total net revenue, general and administrative expenses remained stable at 3.4%, as compared with the prior year period.

Income from operations for the first quarter of 2015 increased by 112.9% to RMB395.0 million (US$63.7 million) from RMB185.5 million in the prior year period due to the growing scale of the Company’s operations and decrease in fulfillment expenses as a percentage of total net revenue. Operating income margin increased to 4.6% from 4.3% in the prior year period.

Non-GAAP income from operations, which excludes share-based compensation expenses and amortization of intangible assets resulting from a business acquisition, increased by 96.9% to RMB517.3 million (US$83.5 million) from RMB262.7 million in the prior year period. Non-GAAP operating income margin8 was 6.0%, as compared with 6.1% in the prior year period.

8 Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

NET INCOME

Net income attributable to Vipshop’s shareholders increased by 125.3% to RMB367.5 million (US$59.3 million) from RMB163.2 million in the prior year period. Net income margin attributable to Vipshop’s shareholders increased to 4.3% from 3.8% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS9 increased to RMB0.61 (US$0.10) from RMB0.27 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders, which excludes share-based compensation expenses and amortization of intangible assets resulting from a business acquisition and equity method investments, increased by 106.0% to RMB477.1 million (US$77.0 million) from RMB231.5 million in the prior year period. Non-GAAP net income margin attributable to Vipshop’s shareholders increased to 5.5% from 5.4% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS increased to RMB0.80 (US$0.13) from RMB0.39 in the prior year period.

For the quarter ended March 31, 2015, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 597,702,935.

As of March 31, 2015, the Company had cash and cash equivalents, and restricted cash of RMB6.6 billion (US$1.1 billion) and held-to-maturity securities of RMB1.8 billion (US$293.8 million).

For the quarter ended March 31, 2015, net cash from operating activities was RMB493.3 million (US$79.6 million).

Business Outlook

For the second quarter of 2015, the Company expects its total net revenue to be between RMB8.7 billion and RMB8.9 billion, representing a year-over-year growth rate of approximately 71% to 75%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Change in Reporting Currency to the Renminbi

Effective January 1, 2015, the Company changed its reporting currency from United States dollars (“USD”) to Chinese Renminbi (“RMB”). The change in reporting currency is to better reflect the Company’s performance and to improve investors’ ability to compare the Company’s financial results with other publicly traded companies in the industry. Prior to January 1, 2015, the Company reported its annual and quarterly consolidated balance sheets and consolidated statements of income and comprehensive income and shareholder’s equity and cash flows in USD. In this announcement, the unaudited financial results for the quarter ended March 31, 2015 are stated in RMB. The related financial statements prior to January 1, 2015 have been restated to reflect RMB as the reporting currency for comparison to the financial results for the quarter ended March 31, 2015.

Exchange Rate

This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (USD) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.1990 to US$1.00, the effective noon buying rate for March 31, 2015 as set forth in the H.10 statistical release of the Federal Reserve Board.

9 “ADS” means American Depositary Share. Effective November 3, 2014, the Company changed its ADS to Class A Ordinary Share (“Share”) ratio from one ADS representing two ordinary shares to five ADSs representing one ordinary share. The computation of GAAP and non-GAAP income per diluted ADS have been adjusted retroactively for all periods presented to reflect this change.

Conference Call Information

The Company will hold a conference call on Thursday, May 14, 2015 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss its financial results and operating performance for the first quarter 2015.

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3018-6776
Conference ID:	#38108055

The replay will be accessible through May 22, 2015 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61 2 90034211
Conference ID:	#38108055

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of shareholders’ equity, consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income per diluted ADS, non-GAAP income from operations, non-GAAP net income margin, and non-GAAP operating income margin, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding share-based compensation expenses and amortization of intangible assets resulting from a business acquisition and equity method investments. Non-GAAP net income per diluted ADS is non-GAAP net income divided by weighted average number of diluted ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from a business acquisition. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net income margin is non-GAAP net income as a percentage of total net revenue. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation and amortization of intangible assets adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses and amortization of intangible assets, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com

Vipshop Holdings Limited

Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except per share data)

	Three Months Ended
	March 31,2014	March 31,2015	March 31,2015
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)

Product revenues	4,241,648	8,414,397	1,357,380
Other revenues (1)	64,715	198,302	31,989
Total net revenues	4,306,363	8,612,699	1,389,369
Cost of goods sold	(3,233,886)	(6,471,623)	(1,043,979)
Gross profit	1,072,477	2,141,076	345,390
Operating expenses
Fulfillment expenses(2)	(457,590)	(805,961)	(130,015)
Marketing expenses	(184,381)	(402,647)	(64,953)
Technology and content expenses	(114,486)	(256,148)	(41,321)
General and administrative expenses(3)	(148,052)	(296,698)	(47,862)
Total operating expenses	(904,509)	(1,761,454)	(284,151)
Other income	17,560	15,338	2,474
Income from operations	185,528	394,960	63,713
Impairment loss of other investment	—	(10,000)	(1,613)
Interest expenses	(9,990)	(21,841)	(3,523)
Interest income	50,296	81,795	13,195
Exchange (loss) gain	(6,490)	8,508	1,372
Income before income taxes and share of loss of affiliates	219,344	453,422	73,144
Income tax expense(4)	(63,335)	(89,190)	(14,388)
Share of loss of affiliates	(4,630)	(22,926)	(3,698)
Net income	151,379	341,306	55,058
Net loss attributable to noncontrolling interests	11,777	26,203	4,227
Net income attributable to Vipshop’s shareholders	163,156	367,509	59,285

Shares used in calculating earnings per share(5):
Class A ordinary shares:
—Basic	95,408,930	98,431,535	98,431,535
—Diluted	102,650,613	103,030,229	103,030,229

Class B ordinary shares:
—Basic	16,510,358	16,510,358	16,510,358
—Diluted	16,510,358	16,510,358	16,510,358

Net earnings per Class A share
Net income attributable to Vipshop’s shareholders—Basic	1.46	3.20	0.52
Net income attributable to Vipshop’s shareholders—Diluted	1.37	3.07	0.50

Net earnings per Class B share
Net income attributable to Vipshop’s shareholders—Basic	1.46	3.20	0.52
Net income attributable to Vipshop’s shareholders—Diluted	1.37	3.07	0.50

Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	0.29	0.64	0.10
Net income attributable to Vipshop’s shareholders—Diluted	0.27	0.61	0.10

(1)Other revenues primarily consist of revenues from product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their product.

(2) Including shipping and handling expenses, which amounted RMB 281 million and RMB 405 million in the three month periods ended March 31, 2014 and March 31, 2015, respectively.

(3)Including amortization of intangible assets resulting from a business acquisition, which amounted to RMB 31 million and RMB 58 million in the three months period ended March 31, 2014 and March 31, 2015, respectively.

(4)Included income tax benefits of RMB 8 million and RMB 15 million related to the reversal of deferred tax liabilities, which was recognized on the businss acquisition of Lefeng for the three months period ended March 31, 2014 and March 31, 2015, respectively.

(5) Authorized share capital are re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

Net income	151,379	341,306	55,058
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(31,863)	330	53
Unrealized gain or loss of Available-for-sales securities		16,787	2,708
Comprehensive income	119,516	358,423	57,819
Less: Comprehensive loss attributable to non-controlling interests	(11,647)	(26,496)	(4,274)
Comprehensive income attributable to Vipshop’s shareholders	131,163	384,919	62,093

	Three Months Ended
	March 31,2014	March 31,2015	March 31,2015
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation charges included are follows
Fulfillment expenses	2,040	3,761	607
Marketing expenses	4,239	3,879	626
Technology and content expenses	21,721	27,363	4,414
General and administrative expenses	18,504	29,235	4,716
Total	46,504	64,238	10,363

Vipshop Holdings Limited

Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	December 31,2014	March 31,2015	March 31,2015
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,790,751	5,911,634	953,643
Restricted cash	400	700,000	112,921
Held-to-maturity securities	3,768,338	1,821,484	293,835
Accounts receivable, net	155,099	280,215	45,203
Amounts due from related parties	30,991	1,941	313
Other receivables	550,122	603,383	97,336
Inventories	3,588,304	3,053,596	492,595
Advance to suppliers	81,952	82,317	13,279
Prepaid expenses	21,348	22,613	3,648
Deferred tax assets	233,149	259,362	41,839
Total current assets	13,220,454	12,736,545	2,054,612
NON-CURRENT ASSETS			—
Property and equipment, net	1,911,453	2,220,363	358,181
Deposits for property and equipment	207,509	235,572	38,002
Prepaid land use right	81,991	81,302	13,115
Intangible assets, net	1,038,949	972,364	156,858
Investment in affiliates	287,390	359,459	57,987
Other investments	102,792	299,083	48,247
Available-for-sale securities investment, non-current		47,782	7,708
Other long-term assets	40,503	103,146	16,639
Goodwill	60,000	60,000	9,679
Total non-current assets	3,730,587	4,379,071	706,416
TOTAL ASSETS	16,951,041	17,115,616	2,761,028

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Accounts payable (Including accounts payable of the VIE without recourse to the Company of RMB 7,490 and RMB 13,240 as of December 31, 2014 and March 31, 2015, respectively)	6,121,256	5,415,446	873,600
Advance from customers (Including advance from customers of the VIE without recourse to the Company of RMB 1,217,429 and RMB 1,255,500 as of December 31, 2014 and March 31, 2015, respectively)	1,422,935	1,539,401	248,330
Accrued expenses and other current liabilities(Including accrued expenses and other current liabilities of the VIE without recourse to the Company of RMB 944,097 and RMB 783,035 as of December 31, 2014 and March 31, 2015, respectively)	2,340,755	2,496,850	402,783
Amounts due to related parties(Including amounts due to related parties of the VIE without recourse to the Company of RMB 2,474 and RMB 900 as of December 31, 2014 and March 31, 2015, respectively)	75,784	73,702	11,889
Deferred income (Including deferred income of the VIE without recourse to the Company of RMB 178,920 and RMB 199,923 as of December 31, 2014 and March 31, 2015, respectively)	194,560	217,004	35,006
Short term loans (Including short term loans of the VIE without recourse to the Company of nil as of December 31, 2014 and March 31, 2015)	—	160,975	25,968
Total current liabilities	10,155,290	9,903,378	1,597,576
NON-CURRENT LIABILITIES
Deferred tax liability	242,697	227,508	36,701
Convertible senior notes	3,854,985	3,859,510	622,602
Total non-current liabilities	4,097,682	4,087,018	659,303
Total liabilities	14,252,973	13,990,396	2,256,879

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 99,170,909 and 98,028,314 shares issued and outstanding as of March 31, 2015 and December 31, 2014, respectively)	63	64	10
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of March 31, 2015 and December 31, 2014, respectively)	11	11	2
Additional paid-in capital	2,538,217	2,607,238	420,590
Retained earnings	26,544	394,053	63,567
Accumulated other comprehensive income (loss)	(10,711)	6,406	1,034
Non-controlling interests	143,944	117,448	18,946
Total shareholders’ equity	2,698,068	3,125,220	504,149
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,951,041	17,115,616	2,761,028

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	March 31,2014	March 31,2015	March 31,2015
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
Income from operations	185,528	394,960	63,714
Share-based compensation expenses	46,504	64,238	10,363
Amortization of intangible assets resulting from a business acquisition	30,660	58,130	9,377
Non-GAAP income from operations	262,692	517,328	83,453

Net income	151,379	341,306	55,058
Share-based compensation expenses	46,504	64,238	10,363
Amortization of intangible assets resulting from a business acquisition and equity method investments (net of tax)	27,631	56,161	9,060
Non-GAAP net income	225,514	461,705	74,481

Net income attributable to Vipshop’s shareholders	163,156	367,509	59,285
Share-based compensation expenses	46,504	64,238	10,363
Amortization of intangible assets resulting from a business acquisition and equity method investments (exclude non-controlling interests and net of tax)	21,883	45,311	7,309
Non-GAAP net income attributable to Vipshop’s shareholders	231,543	477,058	76,957

Shares used in calculating earnings per share:
Basic commone shares:
Class A ordinary shares:
—Basic	95,408,930	98,431,535	98,431,535
—Diluted	102,650,613	103,030,229	103,030,229

Class B ordinary shares:
—Basic	16,510,358	16,510,358	16,510,358
—Diluted	16,510,358	16,510,358	16,510,358

Non-GAAP net income per Class A share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	2.07	4.15	0.67
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	1.94	3.99	0.64

Non-GAAP net income per Class B share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	2.07	4.15	0.67
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	1.94	3.99	0.64

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	0.41	0.83	0.13
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	0.39	0.80	0.13